.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

06005576

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-52182

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JPMorgan Institutional Investments, Inc.

Official Use Only

FIRM ID. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C.
213

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

522 Fifth Avenue
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R Machulski (614) 248 – 4815
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago,	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

JPMorgan Institutional Investments, Inc.

(A Subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2005

OATH OR AFFIRMATION

I, Michael R Machulski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JPMorgan Institutional Investments, Inc. as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name: Michael R Machulski
Title: Line of Business Controller

Notary Public

MARIANNE C. BROWN
Notary Public, State of Ohio
My Commission Expires May 1, 2006

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

JPMorgan Institutional Investments, Inc.
(A Subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
JPMorgan Institutional Investments, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of JPMorgan Institutional Investments, Inc. at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2006

JPMorgan Institutional Investments, Inc.
(A Subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	49,101,885
Receivable from affiliates		883,561
Other assets		1,889,210
Total assets	$	51,874,656
Liabilities and Stockholder's Equity		
Accrued employee compensation and benefits	$	1,375,200
Income taxes payable, net		1,121,631
Payable to affiliates		1,352,168
Accounts payable and accrued expenses		214,939
Total liabilities	$	4,063,938
Subordinated borrowings		10,000,000
Stockholder's equity		
Common stock, (par value $1; 100 shares authorized, issued and outstanding)		100
Additional paid in capital		136,173,383
Accumulated deficit		(98,362,765)
Total stockholder's equity		37,810,718
Total liabilities and stockholder's equity	$	51,874,656

The accompanying footnotes are an integral part of this financial statement.

1. Organization

JPMorgan Institutional Investments, Inc. (the "Company") was incorporated on May 26, 1999 under the laws of Delaware as a wholly owned subsidiary of JPMorgan Securities Holding LLC. ("JPMSH"), which is wholly owned by JPMorgan Chase & Co. ("JPMC"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company sells and distributes mutual funds and other investment products. The Company holds registrations for representatives of affiliated entities (see Note 3).

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exception from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

Business changes and developments
On November 18, 2005, the Company purchased from an affiliate certain IRA and rollover customer accounts. In conjunction with this transaction, the Company paid $2,000,000 to this affiliate. This transaction occurred between two entities under common control and, accordingly, the consideration paid was charged to stockholder's equity.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue
Rule 12b-1 fees, recorded as distribution fee income, are determined based on the average daily net assets of the mutual funds and are accrued monthly.

Cash and Cash Equivalents
Cash on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

Other Assets
Other assets include primarily prepaid items as well as furniture and equipment which is depreciated over the estimated useful lives of the assets.

Income Taxes

The results of operations of the Company are included in the consolidated Federal, New York State, New York City and other state tax returns filed by JPMC. In addition, the Company files income tax returns in various states on a separate basis. Pursuant to a tax sharing arrangement, JPMC allocates to the Company its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns.

3. Related Parties

At December 31, 2005, all cash was held at one financial institution, which is a related party of the Company. Cash equivalents of $48,512,577 are invested in JPMorgan Prime Money Market Fund.

4. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated borrowing agreement with JPMorgan Securities Inc. providing for maximum borrowings of $35,000,000. At December 31, 2005, $10,000,000 was payable under this subordinated borrowing agreement. The agreement has been approved by the NASD and, therefore, borrowings under the agreement qualify as capital in computing net capital under Rule 15c3-1. The subordinated debt obligations may be repaid only if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. This subordinated agreement matures June 30, 2010 and bears interest at a rate based upon the London Interbank Offered Rate ("LIBOR") plus 60 basis points.

5. Employee Compensation and Benefits

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMC. Additionally, the Company's employees may receive stock-based incentive compensation based on their performance and JPMC's consolidated operating results.

Pension and Other Postretirement Benefit Plans

The Company's employees participate in the JPMC qualified noncontributory defined benefit pension plan and may also participate in the domestic defined contribution plans sponsored by JPMC. In addition, through JPMC, the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. As of August 1, 2005, the eligibility requirement for employees to qualify for subsidized retiree medical coverage were revised and life insurance coverage was eliminated for active employees retiring after 2005. There are no separate plans solely for the employees of the Company. Employees of the Company are also eligible to participate in JPMC's defined contribution retirement savings plan. The Company is required to make contributions to the plan based on the level of employee participation.

Employee Stock-Based Incentives
Certain key employees of the Company participate in JPMC's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. See the 2005 Annual Report of JPMorgan Chase & Co. for further disclosure.

6. Income Taxes

The significant components of deferred tax liabilities relate primarily to compensation expenses. At December 31, 2005 the Company had a deferred tax liability of $2,280,340 and current tax receivable of $1,158,709. As the Company settles current and deferred income taxes on a net basis with JPMC, these are recorded net on the statement of financial condition.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the alternative method under Rule 15c3-1(a)(ii), which requires a broker or dealer to maintain at all times net capital, as defined, at the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2005 the Company had net capital, as defined under Rule 15c3-1, of $44,072,478, and excess net capital of $43,822,478.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.